UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Amendment No. 10)
Under the Securities Exchange Act of 1934

AMARIN CORPORATION PLC
(Name of Issuer)

Ordinary Shares, 50 pence par value per share
(Title of Class of Securities)

023111206
(CUSIP Number)

John Heard
Abingworth LLP
Princes House
38 Jermyn Street
London, England SW1Y 6DN
+44 20 7534 1500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 12, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    023111206

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Abingworth LLP
98-051-8585

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	8,195,169*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	8,195,169*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,195,169*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 4.8%*

14.	Type of Reporting Person (See Instructions): PN

* As of July 12, 2013 (the “Event Date”) and as of the date of filing of this Amendment No. 10 (this “Amendment”) to Schedule 13D (the “Filing Date”), Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 8,195,169 of the ordinary shares, 50 pence par value per share (“Ordinary Shares”) (which includes American Depository Shares, or ADSs, each representing one Ordinary Share), of Amarin Corporation plc (the “Issuer”).  The number of Ordinary Shares reported above is comprised of an aggregate of (i) 8,099,169 Ordinary Shares held by funds managed by Abingworth and (ii) 96,000 Ordinary Shares issuable upon exercise of options that may be deemed to be held on behalf of funds managed by Abingworth which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date.  Thus, as of the Event Date and as of the Filing Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Abingworth may be deemed to beneficially own 4.8% of the Ordinary Shares deemed issued and outstanding.  The foregoing beneficial ownership percentages are based upon 172,432,881 Ordinary Shares issued and outstanding as of July 12, 2013, as reported by the Issuer in its Prospectus Supplement (File No. 333-173132), filed with the Securities and Exchange Commission (the “SEC”) on July 10, 2013.

Cusip No.    023111206

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Abingworth Bioventures V Co-Invest Growth Equity Fund LP
98-057-9772

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	3,626,173*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	3,626,173*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,626,173*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 2.1%*

14.	Type of Reporting Person (See Instructions): PN

* As of the Event Date and as of the Filing Date, Abingworth Bioventures V Co-Invest Growth Equity Fund LP (“AGE”) may be deemed to beneficially own an aggregate of 3,626,173 Ordinary Shares of the Issuer.  The number of Ordinary Shares reported above is comprised of (i) 3,578,173 Ordinary Shares held by AGE and (ii) 48,000 Ordinary Shares issuable upon exercise of options that may be deemed to be held on behalf of AGE which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date.  Thus, as of the Event Date and as of the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, AGE may be deemed to beneficially own 2.1% of the Ordinary Shares deemed issued and outstanding.  The foregoing beneficial ownership percentages are based upon 172,432,881 Ordinary Shares issued and outstanding as of July 12, 2013, as reported by the Issuer in its Prospectus Supplement (File No. 333-173132), filed with the SEC on July 10, 2013.

Cusip No.    023111206

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Abingworth Bioventures V L.P.
98-051-8587

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	3,626,174*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	3,626,174*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,626,174*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 2.1%*

14.	Type of Reporting Person (See Instructions): PN

* As of the Event Date and as of the Filing Date, Abingworth Bioventures V L.P. (“ABV V”) may be deemed to beneficially own an aggregate of 3,626,174 Ordinary Shares of the Issuer.  The number of Ordinary Shares reported above is comprised of (i) 3,578,174 Ordinary Shares held by ABV V and (ii) 48,000 Ordinary Shares issuable upon exercise of options that may be deemed to be held on behalf of ABV V which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date.  Thus, as of the Event Date and as of the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, ABV V may be deemed to beneficially own 2.1% of the Ordinary Shares deemed issued and outstanding.  The foregoing beneficial ownership percentages are based upon 172,432,881 Ordinary Shares issued and outstanding as of July 12, 2013, as reported by the Issuer in its Prospectus Supplement (File No. 333-173132), filed with the SEC on July 10, 2013.

Cusip No.    023111206

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Abingworth Bioequities Master Fund Limited
66-066-0960

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	942,822*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	942,822*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 942,822*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 0.5%*

14.	Type of Reporting Person (See Instructions): CO

* As of the Event Date and as of the Filing Date, Abingworth Bioequities Master Fund Limited (“ABE”) may be deemed to beneficially own an aggregate of 942,822 Ordinary Shares of the Issuer.  The number of Ordinary Shares reported above is comprised of 942,822 Ordinary Shares held by ABE.  Thus, as of the Event Date and as of the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, ABE may be deemed to beneficially own 0.5% of the Ordinary Shares deemed issued and outstanding.  The foregoing beneficial ownership percentages are based upon 172,432,881 Ordinary Shares issued and outstanding as of July 12, 2013, as reported by the Issuer in its Prospectus Supplement (File No. 333-173132), filed with the SEC on July 10, 2013.

Explanatory Note

       This Amendment No. 10 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons (as defined in the Schedule 13D) with the Securities and Exchange Commission (the “SEC”) on October 26, 2009, as amended by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on December 23, 2010, Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the SEC on January 21, 2011, Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the SEC on March 16, 2011, Amendment No. 4 to the Schedule 13D filed by the Reporting Persons with the SEC on May 6, 2011, Amendment No. 5 to the Schedule 13D filed by the Reporting Persons with the SEC on October 20, 2011, Amendment No. 6 to the Schedule 13D filed by the Reporting Persons with the SEC on April 16, 2012, Amendment No. 7 to the Schedule 13D filed by the Reporting Persons with the SEC on April 27, 2012, Amendment No. 8 to the Schedule 13D filed by the Reporting Persons with the SEC on June 6, 2012, and Amendment No. 9 to the Schedule 13D filed by the Reporting Persons with the SEC on July 30, 2012 (such Schedule 13D, as amended to date, this “Schedule 13D”).  This Schedule 13D, as amended by this Amendment, relates to the ordinary shares, 50 pence par value per share (the “Ordinary Shares”), of Amarin Corporation plc (the “Issuer”), each Ordinary Share represented by one American Depositary Share (each, an “ADS” and, collectively, the “ADSs”).  Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D.  Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.   Purpose of Transaction

       Item 4 of this Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

       The Reporting Persons acquired the securities reported herein for investment purposes in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy.  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.  Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

       Pursuant to the Securities Purchase Agreement, (i) the Issuer issued and sold to the Abingworth Funds, and the Abingworth Funds purchased from the Issuer, at the Closing, 17,000,000 Ordinary Shares, each Ordinary Share represented by one ADS, and Warrants to purchase up to an aggregate of 8,500,000 Ordinary Shares at an exercise price of $1.50 per share, and (ii) the Issuer issued and sold to the Other Purchasers, and the Other Purchasers purchased from the Issuer, at the Closing, 53,399,996 Ordinary Shares, each Ordinary Share represented by one ADS, and Warrants to purchase up to an aggregate of 26,699,996 Ordinary Shares (the transactions specified in clauses (i) and (ii) above are referred to herein collectively as the “Private Placement”).  Each Abingworth Fund was prohibited from exercising the Warrants purchased by it, to the extent that after giving effect to such exercise, such Abingworth Fund (together with its affiliates) would beneficially own in excess of 9.99% of the Ordinary Shares outstanding immediately after giving effect to such exercise; provided that such Abingworth Fund may increase or decrease such percentage to any other percentage (or waive the applicability of the ownership “blocker” provision) upon written notice to the Issuer; provided, further, that any such increase (or waiver) would not be effective until the sixty-first (61st) day after such notice is delivered to the Issuer.  On April 28, 2011, Abingworth notified the Issuer that it desired to waive the applicability of the blocker provision described above with respect to all of the Warrants held by each of the Abingworth Funds, as permitted under the Warrants.  The waiver became effective 61 days from the date of such notice, and, thus, all of the Warrants became exercisable beginning on June 28, 2011.

       In accordance with the terms of the Securities Purchase Agreement, the Issuer filed with the Securities and Exchange Commission (the “SEC”) a registration statement to register the resale of the Ordinary Shares issued in the Private Placement (including the Warrant Shares) and used its commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC by the deadlines set forth in Securities Purchase Agreement.  The Purchasers also received certain “piggy-back” registration rights covering the Ordinary Shares issued in the Private Placement (including the Warrant Shares).

       As described in Item 3 of this Schedule 13D, on May 25, 2012, Abingworth notified the Issuer that each of the Abingworth Funds was irrevocably exercising its respective Warrant in full, such exercise to be effective upon each Abingworth Fund’s compliance with the provisions of Section 2 of the Warrants, including the payment of the exercise price for the number of Ordinary Shares being purchased by each Abingworth Fund and delivery of the original Warrants to the Issuer.  The Abingworth Funds committed to remit to the Issuer the Exercise Price of $12,750,000 for the 8,500,000 Warrant Shares as soon as the Abingworth Funds received such funds from their respective investors following a capital call issued to such investors.  The Abingworth Funds paid the Exercise Price for the 8,500,000 Warrant Shares to the Issuer on June 1, 2012 and all of the original Warrants were delivered to the Issuer on or prior June 4, 2012, after which the Issuer issued the Warrant Shares to the Abingworth Funds.

       The Securities Purchase Agreement also contained a right of first refusal in favor of each Purchaser to purchase up to such Purchaser’s Pro Rata Percentage (as defined in the Securities Purchase Agreement) of any offering (an “Equity Offering”) by the Issuer of Ordinary Shares or any other class or series of its capital stock, or any other securities convertible or exercisable into or exchangeable for Ordinary Shares or any other class or series of capital stock, subject to certain exceptions as set forth in the Securities Purchase Agreement.  To the extent any Other Purchaser elects not to exercise its right of first refusal to purchase its full Pro Rata Percentage of any Equity Offering, the Abingworth Funds shall have the first right of refusal to subscribe for and purchase any securities not subscribed for by any such Other Purchaser.   The right of first refusal would terminate with respect to a Purchaser (counting such Purchaser and its affiliates purchasing Ordinary Shares under the Securities Purchase Agreement as one Purchaser) at such time as such Purchaser (together with its affiliates) ceases to collectively own at least fifty percent (50%) of the Ordinary Shares purchased by such Purchaser and its affiliates at the Closing.  Thus, the right of first refusal has terminated with respect to the Abingworth Funds.

       Also, in connection with the transactions contemplated by the Securities Purchase Agreement, the Abingworth Funds entered into a Management Rights Agreement with the Issuer and certain of the Other Purchasers, whereby (i) the Abingworth Funds will have the right to nominate one designee for election to the Issuer’s Board of Directors (“Board”) for so long as the Abingworth Funds (together with their respective affiliates) beneficially own at least five percent (5%) of the issued and outstanding Ordinary Shares of the Issuer, (ii) each Lead Investor (as defined in the Management Rights Agreement) will individually have the right to nominate one designee for election to the Board so long as such Lead Investor beneficially owns the number of Ordinary Shares equal to at least fifty percent (50%) of the number of Ordinary Shares it purchased in the Private Placement, (iii) the Lead Investors will have the right to collectively nominate two (2) other individuals to the Board so long as the Lead Investors, collectively as a group, beneficially own in the aggregate at least twenty-five percent (25%) of the issued and outstanding Ordinary Shares of the Issuer and (iv) the parties to the Management Rights Agreement agreed to vote their Ordinary Shares in favor of the director designees specified in the foregoing clauses (i), (ii) and (iii).

       By virtue of the terms of the Management Rights Agreement, the Reporting Persons and the Other Purchasers party to the Management Rights Agreement may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The Reporting Persons and the Other Purchasers party to the Management Rights Agreement are not acting as a “group,” and the Reporting Persons disclaim beneficial ownership of, and any pecuniary interest in, all of the Ordinary Shares beneficially owned by the Other Purchasers party to the Management Rights Agreement.

       The foregoing descriptions of the Securities Purchase Agreement, the Warrants and the Management Rights Agreement do not purport to be complete and are qualified in their entirety by the terms of such document which are incorporated herein by reference in response to this Item 4 and which, (i) in the case of the Securities Purchase Agreement and the Form of Warrant, have been filed as exhibits to the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on October 22, 2009, and (ii) in the case of the Management Rights Agreement, has been filed as an exhibit to this Schedule 13D.

       As described in Item 3 of this Schedule 13D, Mr. Anderson, as the Abingworth Funds’ designee to the Board, was awarded an aggregate of 120,000 Options on the Grant Date in consideration of his services as a director of the Issuer.  The Options were issued under the Plan and have an exercise price of $1.03 per share, provided that such per-share exercise price shall not be less than the par value of an Ordinary Share at any time (currently, 50 pence).   The Options initially were scheduled to vest in four equal increments of twenty-five percent (25%) per year beginning on the one-year anniversary of the Grant Date (or February 10, 2011), such that 30,000 Options would vest on each of the first, second, third and fourth anniversaries of the Grant Date.  However, in light of the Issuer’s announcement of favorable data from its MARINE trial for AMR101, the Board unanimously approved the acceleration of the vesting schedule relating to certain options (including the Options) granted by the Issuer, so that all of the vesting dates described above were accelerated by a period of six months.  Mr. Anderson left the Board on July 9, 2013.  Upon his departure, any unvested Options became fully vested.

       Pursuant to an agreement, as amended, among Mr. Anderson and Abingworth, Mr. Anderson is permitted to retain 24,000 of the Options (such 24,000 Options, the “Anderson Options”), and Mr. Anderson has voting and dispositive power over the Anderson Options.  Mr. Anderson is deemed to hold the remaining 96,000 Options (collectively, the “Abingworth Options”) for the benefit of certain of the Abingworth Funds.  Of the Abingworth Options, (i) 48,000 Options are held by Mr. Anderson for the benefit of ABV V and (ii) 48,000 Options are held by Mr. Anderson for the benefit of AGE.  Mr. Anderson must exercise, vote or dispose of all of the Abingworth Options solely pursuant to the direction of Abingworth, and to the extent that any of the Abingworth Options are vested, ABV V or ABE, as applicable, is entitled to the Ordinary Shares issuable upon exercise of those Abingworth Options.  Vested Options were allocated amongst Mr. Anderson, ABV V and ABE on a pro rata basis.  Mr. Anderson left the Board on July 9, 2013.  Upon his departure, any unvested Options became fully vested.

       Mr. Anderson also has been issued, to date, an aggregate of 11,683 Ordinary Shares in consideration of his services as a director of the Issuer.  Under an agreement entered into between Mr. Anderson and Abingworth on December 20, 2011, Mr. Anderson is deemed to hold all of these 11,683 Ordinary Shares on behalf of Abingworth for the benefit of the Abingworth Funds (specifically, 5,842 Ordinary Shares are held for the benefit of ABV V and 5,841 Ordinary Shares are held for the benefit of AGE).  Abingworth, on behalf of ABV V or AGE, as applicable, is entitled to direct the disposition of the these Ordinary Shares and to receive any proceeds received in connection with the sale or disposition of these Ordinary Shares.

       In addition, on December 10, 2010, the Abingworth Funds entered into pre-arranged stock trading plans (the “Initial Trading Plans” and each, an “Initial Trading Plan”) to sell Ordinary Shares of the Issuer.  Each Initial Trading Plan was designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and provided for the sale, over a period of approximately one year, of up to (i) 3,750,000 Ordinary Shares held by ABV V, (ii) 3,750,000 Ordinary Shares held by AGE, and (iii) 1,000,000 Ordinary Shares held by ABE.  All sales of Ordinary Shares under the Initial Trading Plans were to be made in the broker’s discretion.  Copies of the Initial Trading Plans have been filed as Exhibits 5, 6 and 7 to this Schedule 13D.  As a result of the Lock-Up Agreement entered into in connection with the Offering (as defined and described below), the Reporting Persons amended each of the Initial Trading Plans to provide, among other things, for the suspension of each of the Initial Trading Plans during the Lock-Up Period, and that any trades under the Initial Trading Plans only could be effected during the period beginning on the first day following the expiration of the Lock-Up Period through and including December 10, 2011 (as so amended, the “Amended Trading Plans”).  Copies of the Amended Trading Plans have been filed as Exhibits 9, 10 and 11 to this Schedule 13D.

       Abingworth subsequently terminated the Amended Trading Plans on February 25, 2011, with no securities having been sold thereunder, and on March 9, 2011, ABV V, AGE and ABE each entered into a new pre-arranged stock trading plan (the “March 2011 Trading Plans” and each, a “March 2011 Trading Plan”) to sell Ordinary Shares.  As with the Initial Trading Plans, each March 2011 Trading Plan was designed to comply with Rule 10b5-1 under the Exchange Act, and all sales of Ordinary Shares under the March 2011 Trading Plans were to be made in the broker’s discretion.  The March 2011 Trading Plans provided for the sale, over a period of approximately one year, of up to (i) 3,750,000 Ordinary Shares held by ABV V, (ii) 3,750,000 Ordinary Shares held by AGE, and (iii) 1,000,000 Ordinary Shares held by ABE.  Under the March 2011 Trading Plans, on April 18, 2011, ABV V sold an aggregate of 1,843,016 Ordinary Shares, AGE sold an aggregate of 1,843,016 Ordinary Shares, and ABE sold an aggregate of 493,142 Ordinary Shares.  The Abingworth Funds terminated the March 2011 Trading Plans as of April 18, 2011, following the trades described in the preceding sentence.  Copies of the March 2011 Trading Plans have been filed as Exhibits 12, 13 and 14 to this Schedule 13D.

       As mentioned above, on January 6, 2011, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Jefferies & Company, Inc. and Leerink Swann LLC, acting as joint book-running managers and as representatives of the several underwriters named therein (collectively, the “Underwriters”), pursuant to which the underwriters agreed to purchase, and the Issuer agreed to sell, an aggregate of 12,000,000 ADSs at a price to the public of $7.60 per share ($7.296 per share, net of underwriting discounts and commissions) (the “Offering”).  Pursuant to the Underwriting Agreement, the Issuer also granted to the Underwriters a 30-day option to purchase up to an additional 1,800,000 ADSs to cover over-allotments, if any, at the same price, which the Underwriters exercised on January 6, 2011.  The Offering closed on January 11, 2011.  In connection with the Offering, the Abingworth Funds entered into a lock-up agreement (the “Lock-Up Agreement”) running in favor of the Underwriters with regard to future sales of the Issuer’s ADSs and Ordinary Shares and other securities exercisable or exchangeable for ADSs or Ordinary Shares for a period of 45 days after the date of the Prospectus Supplement (File No. 333-170505) dated January 6, 2011, filed pursuant to Rule 424(b)(5) under the Securities Act (the “Prospectus Supplement”), pursuant to which the Offering was made.  The description of the Lock-Up Agreement is qualified in its entirety by reference to the terms of the Lock-Up Agreement, a copy of which has been filed as Exhibit 8 to this Schedule 13D.

       On October 10, 2011, the Abingworth Funds entered into new pre-arranged stock trading plans (the “October 2011 Trading Plans” and each, an “October 2011 Trading Plan”) to sell Ordinary Shares of the Issuer.  As with the previous pre-arranged trading plans described above, each October 2011 Trading Plan was designed to comply with Rule 10b5-1 under the Exchange Act, and all sales of Ordinary Shares under the October 2011 Trading Plans are to be made in the broker’s discretion.  The October 2011 Trading Plans provide for the sale, over a period of approximately one year, of up to (i) 3,000,000 Ordinary Shares held by ABV V, (ii) 3,000,000 Ordinary Shares held by AGE, and (iii) 900,000 Ordinary Shares held by ABE.  The October 2011 Trading Plans were initially scheduled to become effective on October 25, 2011.  However, on October 17, 2011, each of the October 2011 Trading Plans was subsequently amended to provide that each such plan became effective on December 5, 2011.  Copies of the October Trading Plans, as so amended, have been filed as Exhibits 15, 16 and 17 to this Schedule 13D.  No Ordinary Shares were sold under the October 2011 Trading Plans, and the Abingworth Funds terminated the October 2011 Trading Plans as of April 19, 2012.

       As described in Item 5(c) of this Schedule 13D, the Abingworth Funds sold an aggregate of 2,300,000 Ordinary Shares on April 3, 2012, and sold an aggregate of 4,008,341 Ordinary Shares during the period from April 17, 2012 through April 19, 2012.  The Abingworth Funds sold these Ordinary Shares for investment purposes.

       On May 25, 2012, the Abingworth Funds entered into a new pre-arranged stock trading plan (the “May 2012 Trading Plan”) to sell Ordinary Shares.  Eight million (8,000,000) of the Warrant Shares comprise the securities sold or to be sold under the May 2012 Trading Plan.  As with the previous pre-arranged trading plans described above, the May 2012 Trading Plan is designed to comply with Rule 10b5-1 under the Exchange Act, and all sales of Ordinary Shares under the May 2012 Trading Plan are to be made in the broker’s discretion.  The May 2012 Trading Plan provides for the sale, over a period of approximately one year, of up to (i) 3,532,098 Ordinary Shares held by ABV V, (ii) 3,532,098 Ordinary Shares held by AGE, and (iii) 935,804 Ordinary Shares held by ABE.  The May 2012 Trading Plan became effective on June 25, 2012. As described in Item 5(c) of this Schedule 13D, the Abingworth Funds sold an aggregate of 1,999,999 Ordinary Shares under the May 2012 Trading Plan between July 3, 2012 and July 19, 2012.  A copy of the May 2012 Trading Plan has been filed as Exhibit 18 to this Schedule 13D.  The May 2012 Trading Plan expired on June 25, 2013.  As of the date of filing of this Amendment (the “Filing Date”), the Abingworth Funds have not entered into a new pre-arranged stock trading plan.

Item 5.   Interest in Securities of the Issuer

      Item 5 of this Schedule 13D is hereby amended by deleting it in its entirety and substituting the following in lieu thereof:

       (a)           As of July 12, 2013 (the “Event Date”) and as of the Filing Date, ABV V may be deemed to beneficially own an aggregate of 3,626,174 Ordinary Shares, which number is comprised of (i) 3,578,174 Ordinary Shares held by ABV V and (ii) 48,000 Ordinary Shares issuable upon exercise of options that may be deemed to be held on behalf of ABV V which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date.  Thus, as of the Event Date and as of the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, ABV V may be deemed to beneficially own 2.1% of the Ordinary Shares deemed issued and outstanding.  The foregoing beneficial ownership percentages are based upon 172,432,881 Ordinary Shares issued and outstanding as of July 12, 2013, as reported by the Issuer in its Prospectus Supplement (File No. 333-173132) filed with the SEC on July 10, 2013 (the “Prospectus Supplement”).

       As of the Event Date and as of the Filing Date, AGE may be deemed to beneficially own an aggregate of 3,626,173 Ordinary Shares, which number is comprised of (i) 3,578,173 Ordinary Shares held by AGE and (ii) 48,000 Ordinary Shares issuable upon exercise of options that may be deemed to be held on behalf of AGE which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date.  Thus, as of the Event Date and as of the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, AGE may be deemed to beneficially own 2.1% of the Ordinary Shares deemed issued and outstanding.  The foregoing beneficial ownership percentages are based upon 172,432,881 Ordinary Shares issued and outstanding as of July 12, 2013, as reported by the Issuer in its Prospectus Supplement.

       As of the Event Date and as of the Filing Date, ABE may be deemed to beneficially own an aggregate of 942,822 Ordinary Shares, which number is comprised of 942,822 Ordinary Shares held by ABE.  Thus, as of the Event Date and as of the Filing Date, for purposes of Rule 13d-3 under the Exchange Act, ABE may be deemed to beneficially own 0.5% of the Ordinary Shares deemed issued and outstanding.  The foregoing beneficial ownership percentages are based upon 172,432,881 Ordinary Shares issued and outstanding as of July 12, 2013, as reported by the Issuer in its Prospectus Supplement.

Abingworth is not the owner of record of any Ordinary Shares (including any Warrant Shares) or Options to purchase Ordinary Shares.  Abingworth, as the investment manager to the Abingworth Funds, may be deemed to beneficially own, in the aggregate, 8,195,169 Ordinary Shares, which number includes 8,099,169 Ordinary Shares held by the Abingworth Funds and Options to purchase an aggregate of 96,000 Ordinary Shares that may be deemed to be held on behalf of Abingworth and certain Abingworth Funds which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date, representing approximately 4.8% of the Ordinary Shares of the Issuer deemed issued and outstanding.  The foregoing beneficial ownership percentages are based upon 172,432,881 Ordinary Shares issued and outstanding as of July 12, 2013, as reported by the Issuer in its Prospectus Supplement.

(b)           As set forth in the cover sheets to this Schedule 13D, (i) ABV V has shared voting and dispositive power with respect to the 3,578,174 Ordinary Shares held by ABV V and the 48,000 Ordinary Shares issuable upon exercise of Options that may be deemed to be held on behalf of ABV V which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date, and has sole voting and dispositive power over none of the securities reported herein; (ii) AGE has shared voting and dispositive power with respect to the 3,578,173 Ordinary Shares held by AGE and the 48,000 Ordinary Shares issuable upon exercise of Options that may be deemed to be held on behalf of AGE which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date, and has sole voting and dispositive power over none of the securities reported herein; (iii) ABE has shared voting and dispositive power with respect to the 942,822 Ordinary Shares held by ABE, and has sole voting and dispositive power over none of the securities reported herein; and (iv) Abingworth has shared voting and dispositive power with respect to the 8,099,169 Ordinary Shares held by the Abingworth Funds and the 96,000 Ordinary Shares issuable upon exercise of Options that may be deemed to be held on behalf of ABV V and AGE which were exercisable as of the Event Date and as of the Filing Date or which will become exercisable within 60 days from the Event Date or from the Filing Date, and has sole voting and dispositive power over none of the securities reported herein.

(c)           During the past sixty (60) days on or prior to the Event Date, and from the Event Date to the Filing Date, there were no purchases or sales of Ordinary Shares, or securities convertible into or exchangeable for Ordinary Shares, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof.

(d)           Each Abingworth Fund has the right to receive dividends from, or proceeds from the sale of, the Ordinary Shares (including the Ordinary Shares issued upon exercise of the Warrants) held by it and the Options (including the Ordinary Shares issuable upon exercise thereof) held by Mr. Anderson on its behalf.  The limited partners or shareholders of each Abingworth Fund have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares (including the Ordinary Shares issued upon exercise of the Warrants) held by it and the Options (including the Ordinary Shares issuable upon exercise thereof) held by Mr. Anderson on its behalf, in accordance with their respective ownership interests in such Abingworth Fund.

(e)           The Reporting Person ceased to be the beneficial owner of more than five percent of the Ordinary Shares of the Issuer as of July 12, 2013.

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 22, 2013

ABINGWORTH BIOVENTURES V L.P.

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOVENTURES V CO-INVEST GROWTH EQUITY FUND LP

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOEQUITIES MASTER FUND LIMITED

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH LLP

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).